DUPLICATE

Number: BC0909035

BRITISH COLUMBIA
The Best Place on Earth

CERTIFICATE
OF
INCORPORATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that NOVACOPPER INC. was incorporated under the Business Corporations Act on April 27, 2011 at 11:52 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On April 27, 2011

RON TOWNSHEND
Registrar of Companies
Province of British Columbia
Canada